SHANDA STRENGTHENS THE STRATEGIC PARTNERSHIP WITH INTEL
IN DIGITAL HOME ENTERTAINMENT MARKET

- Working closely on the integration of Shanda EZ Interactive Home Entertainment Solutions with
Intel’s Digital Home Platform -

Shanghai, China – October 27, 2005 – Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company announced today that they have signed a memorandum of understanding, or MOU, with Intel Cooperation to jointly promote the Shanda EZ Interactive Home Entertainment Solution, or the EZ solution. This MOU builds on an existing strategic partnership established over a year ago, under which Shanda and Intel cooperated on the development of digital home solutions. This initiative includes co-marketing programs aimed at promoting Shanda’s digital home entertainment solution to thousands across China and the world.

This new agreement is a prelude to the coming debut of Shanda EZ solution, which includes Shanda EZ Center, the software solution to upgrade a normal PC platform to an integrated interactive entertainment platform, and Shanda EZ Pod, which is a set of software solution including EZ Center and a remote control. After installing Shanda EZ Center/EZ Pod on a PC, consumers can easily access Shanda’s diversified interactive entertainment content offerings, including online games, literature, music and movie, in a way that is as convenient and user-friendly as operating a TV.

Intel and Shanda will partner in the promotion, marketing and distribution of Shanda EZ Center/EZ Pod. The two companies will both invest in a co-marketing campaign. Based on the MOU, Shanda EZ Center/EZ Pod will be one of the preferred software solutions for Intel’s new generation digital home platform. Intel will actively promote the sales of the EZ Center/EZ Pod along with Shanda. Through the joint efforts of Shanda and Intel, the companies expect to distribute 500,000 sets of EZ Center/EZ Pod over the next 12 months. The two companies will also have in-depth cooperation to further enhance Shanda EZ Center/EZ Pod solution based on Intel’s digital home technology.

In addition, the two companies will continue their effort to promote digital living concept to China’s consumers, emphasizing the interactive nature of entertainment content and services. Over the next year, Shanda and Intel will launch a marketing campaign covering more than 10,000 Internet cafes throughout China to showcase the solution and the improved user experience.

“Shanda’s EZ Center and EZ Pod provide users throughout China an integrated home entertainment solution,” said Tianqiao Chen, CEO of Shanda. “Through our cooperation with Intel, we have created a reliable and easy-to-use platform for users to access our broad range of interactive entertainment content and services. In addition, our joint marketing campaign would be able to reach out to more consumers throughout China.”

Jane Price, Country Manager of Intel China, added “Intel is dedicated to delivering a new and innovative digital home platform that integrates content, service and cutting edge technology, enabling consumers to enjoy digital content and an entertaining experience. We will continue collaborating with industry leaders such as Shanda to develop and promote digital entertainment in China.”

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the future promotion, marketing, distribution and development cooperation between Shanda and Intel, the effect of such cooperation in terms of reaching more consumers and the distribution of 500,000 sets of EZ Center/EZ pod over the next 12 millions. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that Shanda and Intel fail to enter into definitive agreements regarding the proposed cooperation or the proposed cooperation is otherwise not successfully executed, the EZ solution is not favorably received by consumers and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

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CONTACT:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Ray Yeung (media): yeung@braincomm.com
Brainerd Communicators, Inc.
212-986-6667